FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Media
Information

                                  8 November 2005

       BG Group to Return Capital to Shareholders and Increase Investment

BG Group has today announced its intention to return up to GBP1 billion to shareholders through a share repurchase programme. In addition, the Group plans to increase investment during 2005 - 2006 by GBP500 million.

Frank Chapman, Chief Executive, BG Group said:

"BG Group is committed to capital discipline and the creation of shareholder value through investment. The strength of our financial position and outlook enables us to return up to GBP1 billion to shareholders, increase our investment in new growth projects by GBP500 million and retain the flexibility to take advantage of further investment opportunities as and when they arise.

"Earlier this year, we received GBP800 million after tax from the sale of our interest in the North Caspian asset. Strong operating performance, the growth in our business and higher commodity prices have also substantially improved the Group's cashflow.

"The GBP500 million of new investment reflects our recent success in acquiring significant new exploration acreage and opportunities we have identified for accelerating and enhancing our existing portfolio."

The repurchase programme will be in accordance with the Group's general authority to make market purchases of its ordinary shares, as approved by shareholders. The Group will seek shareholder approval to renew this authority at the next AGM.

The programme is expected to be effected over 12 to 18 months through purchases on the London Stock Exchange and will be dependent on market and economic conditions. It is intended that the shares repurchased will be held as Treasury shares.

                                     -ends-

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



Enquiries:

Communications                Jonathan Miller              +44 (0) 118 929 3717

Out of hours media mobile:                                 +44 (0) 791 718 5707

Investor Relations            Chris Lloyd/Helen Parris/
                              Kate Bingham                 +44 (0) 118 929 3025


Website: www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 8 November, 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary